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                                         Filed by Symantec Corporation. Pursuant
                                         to Rule 425 under the Securities Act of
                                         1933 Commission File No.:  000-17781
                                         Subject Company: Symantec
                                         Corporation


     The following is a description of certain slides that have been posted on Symantec Corporation's web site, http://www. symantec.com:

     One slide entitled "Symantec Acquires AXENT" includes the following four bullet points: "Strengthens enterprise focus", "Complements sales strengths", "Expands product strategy", and "Financial deal summary", which includes two subheadings, "Tax-free exchange of 1/2 share of Symantec stock for each share of Axent" and "15.3 million shares".

     Another slide depicts a diagram showing six components of enterprise security, including (1) virus protection, (2) content filtering, (3) intrusion prevention (ID/VA), (4) firewalls and VPN, (5) 3A's (Access Control, Authentication and Authorization) and (6) application security data (LDAP, PKI). It also shows Symantec's presence in the first three of those segments and AXENT's presence in the third, fourth and fifth segments.

     FORWARD LOOKING STATEMENT: This information contains forward-looking statements that involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: inability to obtain, or meet conditions imposed for, governmental approvals for the merger with Axent; failure of the Symantec or Axent stockholders to approve the merger; the risk that the Symantec and Axent businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting Symantec's business generally.. Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in the Risk Factors sections of the Company's previously filed Form 10-K for the year ended March 31, 2000 and Form 10-Q for the quarter ended June 30, 2000.